SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OTONOMY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

68906L105

(CUSIP Number of Class of Securities’ Underlying Common Stock)

David A. Weber, Ph.D.

President and Chief Executive Officer

Otonomy, Inc.

4796 Executive Drive

San Diego, California 92121

Telephone: (619) 323-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth A. Clark Tony Jeffries Daniel R. Koeppen Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Eric Loumeau General Counsel and Chief Compliance Officer Otonomy, Inc. 4796 Executive Drive San Diego, California 92121 (619) 323-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,711,030	$836

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,414,000 shares of common stock of Otonomy, Inc. having an aggregate value of approximately $6,711,030 as of December 14, 2017 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $836	Filing party: Otonomy, Inc.
Form of Registration No.: Schedule TO-1	Date filed: December 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2017 (the “Schedule TO”), by Otonomy, Inc., a Delaware corporation (“Otonomy” or the “Company”), related to the Company’s offer to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,414,000 shares of the Company’s common stock, whether vested or unvested, with an exercise price per share greater than $12.00 (the “Eligible Options”), except as otherwise described in the Offer to Exchange (as defined in the Schedule TO).

Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is being filed solely to amend “Item  4 - Terms of the Transaction” to reflect the final results of the Offer to Exchange under the caption “Material Terms.” Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO other than as specifically provided herein.

Item 4. Terms of the Transaction.

Item  4 of the Schedule TO is hereby amended to include the following:

“The Exchange Offer expired on January 19, 2018, at 9:00 p.m., Pacific Time. A total of 45 Eligible Employees elected to exchange Eligible Options in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase a total of 1,992,000 shares of the Company’s common stock, representing approximately 81.51% of the total shares of common stock underlying the Eligible Options. All surrendered options were cancelled effective as of the expiration of the Exchange Offer, and immediately thereafter, in exchange therefor, the Company granted new options to purchase an aggregate of 1,570,328 shares of the Company’s common stock pursuant to the terms of the Exchange Offer and the Company’s 2014 Equity Incentive Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OTONOMY, INC.

/s/ David A. Weber
David A. Weber, Ph.D.
President and Chief Executive Officer

Date: January 22, 2018

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